

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 10, 2010

Michael O'Connor
Chief Financial Officer
J.B. Poindexter & Co., Inc.
600 Travis
Suite 200
Houston, TX 77002

> **Re:** **J.B. Poindexter & Co., Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **File No. 333-123598**

Dear Mr. O'Connor:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief